EXHIBIT 99.1
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[GRAPHIC AND PHOTOGRAPHS OMITTED]                     [LOGO - CANADIAN NATURAL]

                                                            PRESS RELEASE
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                 CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
                 SECOND QUARTER 2006 UPDATE ON THE PROGRESS OF
                         THE HORIZON OIL SANDS PROJECT
           CALGARY, ALBERTA - JULY 25, 2006 - FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural") is pleased to provide its regular quarterly update on the Horizon Oil Sands Project ("Horizon Project").

"Our emphasis on front end engineering coupled with a well defined execution strategy continues to deliver, allowing our project team the capability to execute in a resource constrained environment," commented Real Doucet, Senior Vice-President, Oil Sands. "The Horizon Project achieved significant construction milestones during the second quarter of 2006, while achieving excellent safety performance. Our emphasis on front end planning continues to be beneficial, giving our project team the ability to quickly adapt to changing market conditions. For example, during the quarter we altered our strategy for the Tar River Diversion and Raw Water Pond construction. By advancing the purchase of our own mine equipment, we will complete this work ourselves at substantial cost savings to third party alternatives. These altered strategies have avoided millions of dollars in additional costs for the project."

Our labour strategy, predicated on a Managed Open Site, has accessed a broad workforce including on site labour affiliations such as Alberta's traditional Building Trade Unions, the Christian Labour Association of Canada, Non-unionized contractors, Overburden Operating Engineers, and the Communications, Energy and Paperworkers Union of Canada. The fly-in / fly-out program combined with our world-class camp facilities, is successfully attracting new workers to the oil sands. In June we commenced weekly flights to cities in Newfoundland, New Brunswick and Quebec in order to access skilled Canadian workers from other regions of Canada. This dynamic and flexible contracting approach coupled with a higher degree of off-site modularization than has previously been achieved by oil sands developers, has resulted in a change to our expected labour curves as non-critical path contracts are managed for cost. As such, in early July we had in excess of 2,500 workers, supervisors and employees on site and we now expect that this number will ramp to between 5,000 and 6,000 in mid-2007.

Additionally, while it is still early in the project, we have found to date that the efficiency of our workers and contractors has been, generally, as good as or better than expected. Some of this is due to favorable weather conditions as well as contractors generating more efficient construction methods under their lump-sum bids and the completion of more modular work in the Edmonton region.

During the second quarter of 2006, we awarded a further C$400 million of contracts, including several that were previously deferred in order to optimize pricing. As such, with C$4.4 billion in awarded contracts and a budgeted C$900 million for our internal costs, we already have a high degree of cost certainty on C$5.3 billion of Phase 1 construction costs. Additionally all major plants have been passed through hazard/operability review without requiring major scope change, providing even greater cost certainty on these items. Of the remaining elements, we have received initial indications on an additional C$400 million in contract work currently in the tender process and have a good sense of these costs, leaving about C$400 million of cost exposure on several hundred smaller contracts to be let.

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
HORIZON PROJECT STATUS SUMMARY
-------------------------------------------------------------------------------------------------------------------------------
                                                                MARCH 31, 2006      JUNE 30, 2006         SEPTEMBER 30, 2006
-------------------------------------------------------------------------------------------------------------------------------
                                                                     ACTUAL        ACTUAL       PLAN              PLAN
                                                                     ------        ------       ----              ----
Phase 1 - Work progress (cumulative)                                   26%           36%        31%                44%
Phase 1 - Construction capital spending* (cumulative)                  27%           37%        39%                49%
-------------------------------------------------------------------------------------------------------------------------------
* RELATES TO OVERALL PHASE 1 PROJECT CAPITAL OF $6.8 BILLION

ACCOMPLISHED DURING THE SECOND QUARTER OF 2006

DETAILED ENGINEERING
--------------------
o Completed in excess of 80% overall detailed engineering model reviews in all areas.
o Majority of 90% model reviews completed, with detailed engineering on the critical path Coker/DRU plant completed two months ahead of schedule.

PROCUREMENT
-----------
o Awarded in excess of C$400 million of contracts and purchase orders in the quarter bringing awards-to-date to over C$4.4 billion, with a further C$400 million in various stages of the tender process.
o    Awarded contract for the purchase of 23 Mining Trucks.
o Awarded key construction contracts in Extraction, Froth Treatment and Tank Farms.
o Advanced mine equipment purchase (C$24 million) by one year to ensure delivery in late 2006 to accommodate self performed Tar River Diversion and Raw Water Pond construction.

MODULARIZATION
--------------
o To date, in excess of 330 oversized loads, or 20% of Phase 1 totals, have been transported to site.
o Shifted module assembly work between contractors in order to improve efficiency and maintain schedule.

CONSTRUCTION
------------
o Achieved a Safety Milestone of 5 million Loss Time Accident free site hours - safety performance remains ahead of benchmarked targets.
o Ore Preparation Plant site turned over by Mining to Bitumen Production, two months ahead of base plan.
o    Set 140 piperack modules for total progress of 31% complete.
o Mine Overburden Administration and Maintenance Facility were completed and occupied.
o    Commissioned  the new 40 m(3) hydraulic  shovel in the quarter.  To date,
     17.0 million bank cubic meters (approximately 24% of total requirement) of overburden has been removed compared to a plan of 16.0 million bank cubic meters.
o    Substantially completed site preparation and underground facilities.
o Camp 2 turned over to operator and ready for occupancy, one month ahead of schedule.

MILESTONES FOR THE THIRD QUARTER OF 2006

o    Overall detailed engineering to surpass 90% complete.
o    Mining shovels to be ordered.
o    Commence Tar River Diversion and Raw Water Pond construction project.

A picture gallery providing visual updates on construction progress is available on the Company's website
(http://www.cnrl.com/horizon/about_horizon/photo_gallery.html).

The Company's results for the second quarter of 2006 will be released on August 2, 2006. A conference call will be held on that day at 9:00 a.m. Mountain Daylight Time, 11:00 a.m. Eastern Daylight Time.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.


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FORWARD-LOOKING STATEMENTS

Certain statements in this document or documents incorporated herein by reference for Canadian Natural Resources Limited (the "Company") may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because of the context of the statements including words such as "believes", "anticipates", "expects", "plans", "estimates", or words of a similar nature. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: general economic and business conditions which will, among other things, impact demand for and market prices of the Company's products; foreign currency exchange rates; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists or insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the availability and cost of seismic, drilling and other equipment; ability of the Company to complete its capital programs; ability of the Company to transport its products to market;
potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the ability of the Company to attract the necessary labour required to build its projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas; availability and cost of financing; success of exploration and development activities; timing and success of integrating the business and operations of acquired companies; production levels; uncertainty of reserve estimates; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations); asset retirement obligations; and other circumstances affecting revenues and expenses. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent, and the Company's course of action would depend upon its assessment of the future considering all information then available. Statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of important factors is not exhaustive. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by law, the Company assumes no obligation to update forward-looking statements should circumstances or the Company's estimates or opinions change.

For further information, please contact:

                      CANADIAN NATURAL RESOURCES LIMITED
                          2500, 855 - 2nd Street S.W.
                               Calgary, Alberta
                                    T2P 4J8

TELEPHONE:   (403) 514-7777              ALLAN P. MARKIN                       DOUGLAS A. PROLL
                                                Chairman            Chief Financial Officer and
FACSIMILE:   (403) 517-7370                                      Senior Vice-President, Finance
EMAIL:       ir@cnrl.com                JOHN G. LANGILLE
WEBSITE:     www.cnrl.com                  Vice-Chairman                        COREY B. BIEBER
                                                                                Vice-President,
TRADING SYMBOL - CNQ                       STEVE W. LAUT                     Investor Relations
Toronto Stock Exchange                     President and
New York Stock Exchange          Chief Operating Officer